Exhibit (a)(1)(N)

Project Titanium: FAQs (Internal Use, Client-Contact Employees)

FAQs: What is Schwab Doing, and Why?		2
1.	Why is Schwab doing this capital restructuring?	2
2.	What are the components of Schwab’s capital restructuring plan?	2
3.	What impact will these transactions have on the financial health of the firm?	2
4.	Will Chuck participate in the tender offer? If not, will he maintain his percentage ownership in the company?	2
5.	Does the Company intend to repurchase any shares other than pursuant to the tender offer and the agreement with Chuck?	3
6.	Following the tender offer, will the Company continue as a public company?	3
7.	What is the debt portion of the capital restructuring plan, and why are we doing it?	3

FAQs: Tender Offer and Cash Dividend		4
8.	What are the details of the tender offer & special cash dividend?	4
9.	How are stockholders being notified?	4
10.	How do I participate in the tender offer?	4
11.	Should I participate in the tender offer?	4
12.	What are the tax consequences if I tender my shares?	5
13.	Can I tender at different prices?	5
14.	How do I know what price I’ll receive?	5
15.	Will I have to pay brokerage commissions or a reorganization fee if I tender my shares?	6
16.	Is it okay to tender only some of my shares?	6
17.	If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?	6
18.	How and when will I know how many of the shares I’ve offered up for tender are accepted?	6
19.	How many times can I change my election?	6
20.	When I tender the shares before the deadline, are they still in my account?	6
21.	I tendered my shares, but now I want to withdraw. How do I do that?	6
22.	Do I have to do anything if I do not want to tender any of my shares?	7
23.	If I decide not to tender, how will the Offer affect my shares?	7
24.	How do I get another package or election form?	7
25.	Will I receive the special cash dividend if I tender my shares?	7
26.	My account is set up for dividend reinvestment. Will the special cash dividend be reinvested?	7
27.	What are the tax consequences of the special dividend?	7
28.	Who can I talk with if I have questions?	7

FAQs for Schwab Institutional Clients (Advisors)		8
29.	How can I get copies of notifications going to stockholders so that I may answer my clients questions?	8
30.	Can I assist my eligible clients with participation in the tender offer? Or must they handle these requests directly with Schwab? If so, where do they call?	8

FAQs: What is Schwab Doing, and Why?

1. Why is Schwab doing this capital restructuring?

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Our management and the board of directors reviewed alternatives for using the after-tax proceeds from the sale of U.S. Trust Corporation. They believe that the capital restructuring plan, including a special cash dividend, tender offer and debt issuance, is an effective way of returning excess capital to stockholders while creating a more efficient capital structure. The firm remains focused on sustaining a strong balance sheet that provides the company with ample flexibility to fund current and future growth opportunities.

2. What are the components of Schwab’s capital restructuring plan?

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We announced a plan to return approximately $3.5 billion in capital to stockholders and create a more efficient and cost-effective capital structure. This plan follows the completion, on July 1, 2007, of the sale of U.S. Trust Corporation, which generated $2.7 billion of after-tax proceeds. The plan includes the following components:

1.	A special cash dividend of $1.00 per common share, which will return approximately $1.2 billion to stockholders. The special dividend is payable on August 24, 2007, to stockholders of record at the close of business on July 24, 2007.

2.	A $2.3 billion share repurchase through a modified Dutch Auction Tender Offer and a separate Stock Purchase Agreement with Chairman and CEO Charles R. Schwab, the company’s largest stockholder. The Stock Purchase Agreement will maintain Mr. Schwab’s beneficial ownership of the company at its current level of approximately 18 percent.

3.	Debt offerings of up to $750 million consisting of a combination of senior notes and hybrid capital securities.

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The terms of these securities are subject to the preparation, negotiation and completion of definitive documents, and the timing and amount of these offerings may be affected by market conditions, including the demand for new corporate debt issues. The specific terms of the debt securities will be described in one or more prospectus supplements or pricing supplements to be filed with the Securities and Exchange Commission and may be obtained free of charge from the SEC’s website at www.sec.gov.

3. What impact will these transactions have on the financial health of the firm?

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Schwab will continue to have a strong balance sheet that provides the company with ample flexibility to fund current and future growth opportunities. This doesn’t preclude us from future acquisitions or investment in our core businesses, given our strong continuing cash flow and conservative balance sheet. We are well positioned to take advantage of opportunities to enhance our capabilities and further our growth.

•	We expect capital and cash flow generation to remain strong, post-capital restructuring.

•	All three rating agencies, Moody’s, S&P, and Fitch, have reviewed the impact of this capital restructuring and have reaffirmed our corporate credit ratings.

4. Will Chuck participate in the tender offer? If not, will he maintain his percentage ownership in the company?

•	Chuck will not participate directly in the tender offer. He has entered into a separate agreement with the company to sell shares.

•	Chuck will sell shares in an amount that will maintain his pre-tender ownership interest.

•	Chuck’s beneficial ownership is spread across several stockholders which may participate in the sale of stock to the company along with Chuck directly.

5. Does the Company intend to repurchase any shares other than pursuant to the tender offer and the agreement with Chuck?

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After the close of the tender, we may decide to purchase additional shares in the open market, through a private transaction, tender offers or otherwise. In particular, our Board of Directors has previously approved a stock repurchase program, under which during the period from January 1, 2007 to June 28, 2007, we repurchased approximately 33 million shares of our common stock for approximately $642 million. As of June 29, 2007, we had the remaining authority to repurchase approximately $446 million of shares of our common stock.

6. Following the tender offer, will the Company continue as a public company?

•	Yes. After the completion of the tender offer our shares will continue to be listed on NASDAQ and we will continue to be subject to the reporting requirements of the Exchange Act.

7. What is the debt portion of the capital restructuring plan, and why are we doing it?

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The debt offering is part of an overall capital restructuring plan to return capital to stockholders while creating a more efficient capital structure. The firm is focused on sustaining a strong balance sheet that provides the company with ample flexibility to fund current and future growth opportunities.

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The debt offering of up to $750 million is expected to consist of senior notes and hybrid capital securities. The terms of these securities are subject to the preparation, negotiation and completion of definitive documents, and the timing and amount of these offerings may be affected by market conditions, including the demand for new corporate debt issues.

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The specific terms of the debt securities will be described in one or more prospectus supplements or pricing supplements to be filed with the Securities and Exchange Commission and may be obtained free of charge from the SEC’s website at www.sec.gov.

FAQs: Tender Offer and Cash Dividend

Note:	These FAQs apply to anyone holding SCHW outside the SchwabPlan Retirement Savings & Investment Plan through the 401(k) and/or ESOP Equity Unit Funds. For information specific to those investments, stock options and any other special shares, see [link to HR site]. In some cases, the information and process differs significantly.

8. What are the details of the tender offer & special cash dividend?

Tender Offer	Special Cash Dividend

•     Schwab is offering to purchase $1.9 billion or 84 million shares of SCHW stock in a modified “Dutch Auction” tender.

•     The maximum price in the offer is $22.50. The minimum price in the offer is $19.50.

•     The offer commences on July 3, 2007 and closes at midnight ET on July 31, 2007 (unless the offer is extended).

¡      If you hold your shares at Schwab, you must submit your instructions by 7 pm ET on July 26, 2007.

Schwab will not charge any fees to participate for clients holding their shares in a Schwab or Cybertrader account.

•     Schwab will be paying a special $1.00 per share cash dividend to all SCHW stockholders of record as of the close on 7/24/2007.

•     The ex-dividend date is July 20, 2007. The record date is July 24, 2007. The payable date is August 24, 2007.

9. How are stockholders being notified?

•	Stockholders will be notified of the tender offer, by mail, through the “Offer To Purchase”.

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Stockholders who hold shares in the name of a broker, dealer, commercial bank, trust company, or other nominee will be notified by their nominee. This includes stockholders who hold their shares in a Schwab account. The tender offer document may be accompanied by a cover letter. Schwab will send a letter to its clients.

•	If stockholders hold certificates in their own name, they will be notified by our Depositary, Wells Fargo Shareholder Services.

•	Questions and requests for assistance for all stockholders may be directed to the Information Agent, DF King (800-659-6590), or the Dealer Manager, UBS Securities LLC (877-827-4180).

10. How do I participate in the tender offer?

•	Clients with holdings at a bank or broker should contact them directly to determine how to submit their shares for tender.

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Schwab clients can submit their instructions via schwab.com or by contacting a Schwab representative. Schwab representatives should enter client elections using the VOLY system by 7 pm ET on July 26th.

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Clients with certificates in their own name should send their Letters of Transmittal, together with any required signature guarantees, the certificates for their shares, and any other documents required by the Letter of Transmittal to the depositary, Wells Fargo Bank, N.A., at the address indicated in the Offer to Purchase and Letter of Transmittal.

11. Should I participate in the tender offer?

From the Tender Offer document: Our board of directors has approved the offer. However, neither we nor the board of directors, the dealer manager, the information agent or the depositary makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to these matters. In so doing, you should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer.

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Caution! Schwab employees must be very careful not to provide any advice or guidance if asked by clients as to whether they should or shouldn’t participate in the tender offer. Regulations require that we remain absolutely neutral on this matter.

•	If asked, you can respond:

“Because this is our parent company’s stock, I can’t give you any recommendations or advice on what to do. You may wish to consult with your tax and/or financial advisor since there may be tax consequences if you decide to tender your shares.”

•	You may also read the statement from the tender offer to clients if you wish (included above), but remember not to provide any interpretation of this statement.

12. What are the tax consequences if I tender my shares?

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Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender in the Offer. The tender of shares for cash could be treated as (i) a sale or exchange of the tendered shares or (ii) a distribution which, to the extent of available earnings and profits, is taxable as a dividend without any reduction in income for your basis in your shares. See Section 14 of the Offer to Purchase.

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Note that special tax rules will apply with respect to shares tendered through our 401(k) Plan and may apply with respect to a tender of shares acquired through the exercise of stock options. Please consult your personal tax advisor to determine how this will apply to you.

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Along with your Letter of Transmittal, you are asked to submit a Substitute Form W-9. Any tendering stockholder or other payee who fails to complete, sign and return to the depositary the Substitute Form W-9 included with the Letter of Transmittal (or such other Internal Revenue Service form as may be applicable) may be subject to United States backup withholding at a rate equal to 28% of the gross proceeds paid to the stockholder or other payee pursuant to the Offer, unless such stockholder establishes that such stockholder is within the class of persons that is exempt from backup withholding. See Section 3 of the Offer to Purchase. Non-U.S. Holders, to establish their exemption from backup withholding, should submit an IRS Form W-8BEN. However, Non-U.S. Holders may be subject to 30% withholding regardless of whether the transfer is treated as a sale or exchange or as a distribution. See Section 14 of the Offer to Purchase. We recommend that you consult your own tax advisor with respect to your particular situation.

13. Can I tender at different prices?

•	Yes, you can select different prices between the minimum of $19.50 and the maximum of $22.50; however, the same shares can’t be tendered at more than one price.

14. How do I know what price I’ll receive?

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In a modified “Dutch Auction,” stockholders are allowed to select the price per share (within the price range of the offer) at which they’re willing to sell, or they can choose to accept the purchase price that Schwab determines at the close of the offer (1).

•	After the offer closes (on July 31st), the prices listed by stockholders are reviewed, and we will select the lowest price range that allows us to purchase approximately 84 million shares.

•	This means that if you indicate a price, you will not receive less than your price (2). One of three things will occur:

•	You will receive your price for your shares.

•	You will receive a higher price for your shares.

•	Your shares will not sell, because we could purchase enough shares at a lower price than you indicated.

(1)	Opting to select the purchase price determined in the tender offer maximizes a client’s chance of participating. However, clients should understand that choosing to accept the purchase price determined in the offer (i.e., not indicating a tender price of their own) may lower the purchase price paid for all purchased shares in the Offer and could result in their shares being purchased at the minimum price of $19.50 per share.
(2)	Clients should also understand that not all their shares may be purchased even if their price qualifies. For example, if more than the 84 million shares are offered, qualifying share amounts will be proportionally reduced (i.e., prorated).

15. Will I have to pay brokerage commissions or a reorganization fee if I tender my shares?

•	Not for accounts held at Schwab. We are waiving the voluntary reorganization fee. If any shares are held in a non-Schwab brokerage account, you must check with that broker or firm.

16. Is it okay to tender only some of my shares?

•	Yes. You are not required to participate in the tender offer, and if you elect to participate in the tender offer, you are not required to tender all of your shares.

17. If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

•	Odd lot holders (i.e., you own less than 100 shares): No, you are not subject to proration. If your tender offer is accepted, all your shares will be tendered.

•	Round lot holders (i.e., you own more than 100 shares): Yes, you are subject to proration. Not all of your shares may be accepted if there are more than 84 million shares offered.

18. How and when will I know how many of the shares I’ve offered up for tender are accepted?

•	Once the tender period has closed, the offers are reviewed and the final price determined.

¡	If your shares are accepted in the tender offer, they will be sold and your account will be credited.

¡	If your shares are not accepted in the tender offer, they will return to their normal (non-tendered) status.

•	It can take up to 10 business days after the tender offer period has closed to settle your account.

19. How many times can I change my election?

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As often as you want, up until the cutoff times (if shares held at Schwab, 7 pm ET on July 26th). However, whatever election is on file with the depositary at the Expiration Time will be final and irrevocable.

20. When I tender the shares before the deadline, are they still in my account?

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Once you tender your shares, you will see the shares still in your account but they will be marked as having been tendered. This will prevent the shares from being transferred or sold until the tender process is complete, unless you withdraw your shares from the offer.

21. I tendered my shares, but now I want to withdraw. How do I do that?

•	If you tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct them to arrange for the withdrawal of your shares.

•	If you hold shares at Schwab, you can withdraw by using Schwab.com or speaking with a representative.

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If you hold certificates in your name, you must deliver a written notice of withdrawal with the required information to the depositary, Wells Fargo Bank, N.A., to be received prior to the Expiration Time (12 midnight Eastern Time, July 31). The notice must include your name, number of shares to be withdrawn and name of the registered holder.

22. Do I have to do anything if I do not want to tender any of my shares?

•	No. You do not have to respond if you do not want to tender any of your shares.

23. If I decide not to tender, how will the Offer affect my shares?

•	Stockholders who choose not to tender their shares will own a higher percentage interest in our outstanding common stock following the completion of the tender offer.

24. How do I get another package or election form?

You may contact D.F. King & Co, Inc., the information agent for the tender offer, at 800-659-6590.

25. Will I receive the special cash dividend if I tender my shares?

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Yes. If you are a stockholder of record of the Company as of the close of business on July 24, 2007, you will have the right to receive the special dividend, even if you choose to tender your shares in the Offer. This holds true regardless of whether you tender them before or after July 24, 2007.

26. My account is set up for dividend reinvestment. Will the special cash dividend be reinvested?

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No. Several years ago we made a decision to not offer dividend reinvestment for special dividends from all stocks. All Schwab clients were notified of this change and it appears in the account agreement.

•	The rationale for this decision is that these distributions can be very large, causing us to send a large purchase order to the market on the payable date, which may disrupt the market.

27. What are the tax consequences of the special dividend?

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The special dividend will constitute ordinary income for federal and state income tax purposes and is reportable as such on a Form 1099-DIV. For individuals who have owned the stock as to which the special dividend is paid for a requisite time period, the special dividend should also be “qualified dividend income” eligible for a maximum federal income tax rate of 15%. You should consult your personal tax advisor, as exceptions can apply for federal income tax purposes and state and local tax jurisdictions may not follow the federal rules and rates.

28. Who can I talk with if I have questions?

•	Clients: Contact D.F. King & Co., Inc., the information agent for the Offer at 1-800-659-6590, or UBS Securities LLC, the dealer manager for the Offer (877-827-4180).

•	Employees:

¡

Schwab Plan Retirement Savings & Investment Plan Participants (participants who are both active and former employees): Contact D.F. King & Co., Inc., the information agent for the Offer at 1-800-659-6590, or UBS Securities LLC, the dealer manager for the Offer (877-827-4180). Identify yourself as a Schwab 401(k) plan participant.

¡	Vested Options (if you decide to exercise): Contact Stock Plan Services.

¡

Stock held in Schwab Account (brokerage or bank): Contact D.F. King & Co., Inc., the information agent for the Offer at 1-800-659-6590, or UBS Securities LLC, the dealer manager for the Offer (877-827-4180).

FAQs for Schwab Institutional Clients (Advisors)

29. How can I get copies of notifications going to stockholders so that I may answer my clients questions?

Investment Advisors are usually set up to receive these notices. The client preferences (viewable on Client Central) determine who receives the notices and whether the IA has authority to act on behalf of their clients.

30. Can I assist my eligible clients with participation in the tender offer? Or must they handle these requests directly with Schwab? If so, where do they call?

The client’s settings determine if the Investment Advisor has the authority to act on their behalf. That fact is also included in the IA version of the letter.

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